EXHIBIT 21

SUBSIDIARIES OF WAL-MART STORES, INC.
SUBSIDIARY	ORGANIZED OR INCORPORATED	PERCENT OF EQUITY SECURITIES OWNED	NAME UNDER WHICH DOING BUSINESS OTHER THAN SUBSIDIARY'S
Wal-Mart Stores East, Inc.	Delaware, U. S.	100%	Wal-Mart
Sam's West, Inc.	Delaware, U. S.	100%	Sam's Club
Sam's East, Inc.	Delaware, U. S.	100%	Sam's Club
Wal-Mart Property Company	Delaware, U. S.	100%	NA
Sam's Property Company	Delaware, U. S.	100%	NA
Wal-Mart Real Estate Business Trust	Delaware, U. S.	100%	NA
Sam's Real Estate Business Trust	Delaware, U. S.	100%	NA
Wares Delaware Corporation	Delaware, U. S.	100%	NA
Wal-Mart.com, Inc.	Delaware, U. S.	88%	Walmart.com
McLane Company, Inc., and its subsidiaries	Texas, U. S.	100%	Wal-Mart
Wal-Mart de Mexico, S.A. de C.V.	Mexico	61%
ASDA Group Limited	England	100%	ASDA